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06014683

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 23 2006
WASH, D.C.
156

June 22, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed two press releases announcing (i) that Arcelor's Board of Directors will meet on June 25 and the deadline has been set at June 28 for blocking shares, and (ii) a Severstal Information Memorandum has been published on Arcelor's website.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

Very truly yours,

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA

6/27

SHEARMAN & STERLING EST UN PARTNERSHIP À RESPONSABILITÉ LIMITÉE CONSTITUÉ AUX ÉTATS-UNIS D'AMÉRIQUE EN VERTU DES LOIS DE L'ÉTAT DU DELAWARE, CES LOIS LIMITANT LA RESPONSABILITÉ PERSONNELLE DES ASSOCIÉS.

Press release

Arcelor Board to take a decision on Sunday, June 25 and set at June 28 the deadline for blocking shares for upcoming shareholders' meeting

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Luxembourg, June 21, 2006 - The Board of Arcelor met today with Mr. Kinsch as Chairman. All directors were present or represented at the meeting.

The Board met to consider the improvements to the Severstal transaction proposed by Mr Mordashov.

The Board also received a status report concerning ongoing discussions between Mittal Steel and Arcelor.

The Board decided to postpone to June 28 the deadline for shareholders to block shares and file proxies in connection with their participation in person or by authorized representative at the shareholders' meeting of June 30, 2006.

Finally, the Board unanimously decided to meet again on Sunday, June 25 at 10 AM CET, in order to take a decision regarding the latest proposals from Mittal Steel and Mr Mordashov.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

For more information visit www.arcelor.com

Corporate Communications
Tel.: +352 4792 5000
Email: press@arcelor.com
Patrick Seyler: +352 4792 2360
[illegible]
[illegible]

Spain
[illegible]
[illegible]
France [illegible]
Brasil [illegible]

Investor Relations
Email: investor.relations@arcelor.com
[illegible]
[illegible]
[illegible]
France [illegible]
Brasil [illegible]

L'info-mémo Severstal disponible sur www.arcelor.com

Luxembourg, le 21 juin 2006 - Arcelor a mis en ligne sur le site du groupe www.arcelor.com (sous la rubrique Relations Investisseurs/News) un info-mémo, qui a été rendu public hier soir par le groupe Severstal, comprenant une description des activités qu'Arcelor se propose d'acquérir dans le cadre de son projet de rapprochement avec le groupe Severstal annoncé le 26 mai 2006.

L'info-mémo comprend également :

- Un historique du groupe Severstal
- Le détail de la restructuration du groupe Severstal entreprise en vue de l'opération
- Une description du management et de la structure actuelle du groupe
- Une présentation résumée des actifs du groupe Severstal qui ne sont pas compris dans le périmètre de l'opération

Ce document fait partie intégrante de la campagne d'information annoncée par le Conseil d'administration d'Arcelor le 12 juin, visant à s'assurer que tous les actionnaires du Groupe sont pleinement informés des opérations en cours.

Severstal Information Memorandum available on www.arcelor.com

Luxembourg, 21 June 2006 - Arcelor has published on the Group's website www.arcelor.com (under Investor Relations/News) an Information Memorandum, published yesterday evening by the Severstal Group, providing information in relation to the Contributed Business that Arcelor proposes to acquire in accordance with the terms of the Transaction announced by Arcelor and the Severstal Group on 26 May 2006

This Information Memorandum also sets out

- the history of the Severstal Group
- details of the reorganisation of the Severstal Group that is being undertaken prior to completion of the proposed transaction
- details of the Severstal Group's current management and organisational structure and
- an overview of the Excluded Assets of the Severstal Group that are not being acquired by Arcelor as part of the Transaction.

This document is an integral part of the information campaign announced by the Board of Directors in its 12 June press release in order to ensure that its shareholders are fully informed on the Group's ongoing transactions.

El Memorandum Informativo de Severstal está disponible en www.arcelor.com

Luxemburgo, 21 de junio de 2006 - Arcelor ha publicado en su página web corporativa www.arcelor.com (en la sección Relaciones con inversores / News) un Memorandum Informativo, que ayer por la tarde hizo público el Grupo Severstal, en relación con los Activos Aportados ("Contributed Business") que está previsto que Arcelor adquiera de acuerdo con los términos de la Operación anunciada por Arcelor y el Grupo Severstal el 26 de mayo de 2006.

Dicho Memorandum Informativo también incluye lo siguiente:

- la historia del Grupo Severstal
- los términos de la reorganización que el Grupo Severstal está llevando a cabo con anterioridad a la ejecución de la operación propuesta
- información sobre el actual equipo directivo y organigrama del Grupo Severstal
- una visión general de los Activos Excluidos ("Excluded Assets") del Grupo Severstal que no serán adquiridos por Arcelor como parte de la Operación.

Este documento forma parte de la campaña de información anunciada por el Consejo de Administración en su comunicado del lunes 12 de junio, cuya finalidad es asegurar que todos los accionistas de Arcelor estén plenamente informados de las operaciones en curso.